Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the prospectus supplement dated April 19, 2011)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 September 14, 2011

ZIONS BANCORPORATION

Third Reopening of the

5.00% Senior Medium-Term Notes due August 1, 2016

Preliminary Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due August 1, 2016 (the “Notes”).

CUSIP:	98970EBK4

Principal Amount:

Auction Amount:	$300,000 (which does not include any additional principal amount of Notes issuable under the “Buy Today” feature or by the distribution agent under the distribution agreement, as described below).

Series:	This is a reopening of the Notes that were initially issued on August 1, 2011. As of September 14, 2011, there is $17,355,000 in aggregate principal amount of the Notes outstanding, not including the Notes offered by this term sheet. All of the Notes being offered hereby pursuant to the auction are part of the same series of, and have the same CUSIP as, the Notes that were initially settled on August 1, 2011. Upon settlement, the Notes offered by this Term Sheet will be fungible with the $17,355,000 in aggregate principal amount of the Notes described above.

Minimum Bid Price:	96.00%

Maximum Bid Price:	103.00%

Interest Accrual:	Because these Notes form a part of the same series of Notes that were first issued on August 1, 2011, investors who purchase these Notes will be required to pay, in addition to the applicable purchase price of the Notes, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (August 1, 2011) up to, but not including, the Reopening Settlement Date (expected to be September 30, 2011), or $8.19 per Note. The amount of the accrued interest owed will not be applied towards an investor’s individual bid limit.

Interest Accrual Date / Initial Settlement Date:	August 1, 2011

Reopening Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on September 30, 2011, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchase the Notes using the “Buy Today” feature, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.

Zions Direct Auction Account:	The securities being offered hereby can only be delivered through a Zions Direct Brokerage Account (an “Account”). If you are awarded any of the securities being offered hereby and do not already have an active Account, you must open an Account with Zions Direct before 2:00 p.m. Eastern Time on the first business day after the Auction Window has closed. If you fail to open an Account by this time, your trade will be canceled and you will not receive any of the securities offered hereby.

Coupon:	5.00%

Public Offering Price:

Auction Window:	Auction Starts: 5:30 pm ET, Wednesday, September 14, 2011. Auction Ends: 1:30 pm ET, Tuesday, September 27, 2011, subject to the 2-Minute Rule referenced in the Prospectus Supplement.

Interest Payment Dates:	Interest will be paid semiannually on August 1 and February 1, beginning on February 1, 2012, to holders of record as of the preceding January 15 and July 15, respectively.

Day Count:	30/360

Maturity:	August 1, 2016

Optional Redemption:	The Notes are not redeemable prior to August 1, 2012. Commencing August 1, 2012, the Notes may be redeemed in whole, but not in part, on such date or on any interest payment date thereafter. Zions Bancorporation will provide notice, in writing, of the optional redemption not less than five business days before the redemption date.

Redemption Price:	100% of the principal amount of the Notes being redeemed plus accrued interest thereon up to, but not including, the redemption date.

Concurrent Offering:	At any given time during the course of this Auction, we may be conducting concurrent offerings of other securities, including concurrent offerings of other Medium-Term Notes, for which we have filed offering materials with the Securities and Exchange Commission, or SEC. You should carefully review all the materials we have filed with the SEC before making a decision to invest in our securities.

“Buy Today” Feature:	We anticipate selling up to an additional $100,000 aggregate principal amount of Notes pursuant to the “Buy Today” feature; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the “Buy Today” feature. We expressly reserve the right to sell more or less principal amount of Notes than this estimate or to cancel all purchases made under the “Buy Today” feature, if we cancel the auction.

“Buy Today” Offering Price:	100%

Auction Agent:	Zions Direct, Inc.

Auction Agent Fee:	1.00% (The Auction Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through the Zions Direct auction platform.)

Distribution Pursuant to the Distribution Agreement:	We reserve the right to sell, outside of the auction, additional Notes with terms identical to the Notes being auctioned at the “Buy Today” price, through Zions Direct, as distribution agent or principal. We anticipate selling an additional $1,000,000 aggregate principal amount of Notes pursuant to the distribution agreement with Zions Direct; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the distribution agreement. We expressly reserve the right to sell more or less principal amount of Notes than this estimate or to cancel all purchases made pursuant to the distribution agreement, if we cancel the auction.

Distribution Agent:	Zions Direct, Inc.

Distribution Agent Fee:	1.00% (The Distribution Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through Zions Direct under the distribution agreement and not on Zions Direct’s auction platform.)

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Issuer Ratings:

BBB- (Rating Outlook Stable) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard & Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Calculation /Issuing /Paying Agent:	Zions First National Bank

This Term Sheet contains selected information about the Notes subject to further description in the prospectus dated April 4, 2011 and the prospectus supplement dated April 19, 2011. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the prospectus supplement dated April 19, 2011 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.